+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

        The Procter & Gamble Company
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        (Last)                      (First)                        (Middle)

        One Procter & Gamble Plaza
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                                   (Street)

        Cincinnati,                  Ohio                             45202
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               8/26/99
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)   31-0411980
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Recovery Engineering, Inc.
                                             -----------------------------------
        (Symbol NASDAQ: REIN)
    ---------------------------------
5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [ ] 10% Owner    [X] Other
                        (give title below)                       (specify below)

    (See attached)
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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person
    _X__ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title                                2. Amount of                    3. Ownership Form:  4. Nature of
   of                                      Securities Bene-                Direct (D) or       Indirect Bene-
   Security                                ficially Owned                  Indirect (I)        ficial Ownership
   (Instr. 4)                               (Instr. 4)                     (Instr. 5)          (Instr. 5)
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

Common Stock, par value $0.01 per share     1,192,150 (see attached)           (I)              (see attached)
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Reminder: Report on a separate line for each class of securities beneficially                      SEC 1473 (8-99)
owned directly or indirectly.                                                                        Page 1 of 3
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).



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              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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
Explanation of Responses:

     This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by The Procter & Gamble Company, an Ohio corporation ("Procter & Gamble") and Tenzing, Inc. ("Merger Sub") a direct wholly owned subsidiary of Procter & Gamble. On August 26, 1999, Procter & Gamble, Merger Sub and Recovery Engineering, Inc., a Minnesota corporation ("REI") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the commencement by Merger Sub of a tender offer (the "Offer") to purchase all of the shares of common stock of REI for $35.25 per share in cash without interest and, following the Offer, the merger of REI and Merger Sub (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, Procter & Gamble and Merger Sub entered into a Tender and Option Agreement dated as of August 26, 1999 (the "Tender and Option Agreement") with certain shareholders of REI (the "Major Shareholders") as follows: (i) WEC, Inc. (formerly known as Wanner Engineering, Inc.) - 596,100 shares; (ii) William F. Wanner, Jr. - 58,050 shares and 8,000 options exercisable within 60 days; and (iii) Brian F.
Sullivan - 408,500 shares and 121,500 options exercisable within 60 days. Under the Tender and Option Agreement, the Major Shareholders have agreed, subject to the terms thereof, to tender all of their shares of common Stock of REI to Merger Sub pursuant to the Offer. The Major Shareholders have also granted Procter & Gamble and Merger Sub a proxy to vote their shares, representing approximately 19.3% of the issued and outstanding shares of common stock of REI as of August 25, 1999, in favor of the Merger. The Major Shareholders have also granted Procter & Gamble and Merger Sub an option to purchase their shares of common stock of REI under certain conditions.

     Simultaneously with the execution and delivery of the Merger Agreement, Procter & Gamble also entered into a Stock Option Agreement (the "Company Option") pursuant to which REI granted to Procter & Gamble an option to purchase 1,202,875 shares of common stock of REI, subject to the terms thereof. Procter & Gamble and Merger Sub disclaim beneficial ownership of these shares of common stock of REI.

     The foregoing summary of the Tender and Option Agreement and the Company Option is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule 13D and the Schedule 14D-1 filed with respect to REI on September 1, 1999.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                   /s Gretchen W. Price             9/2/99
                                                                                -------------------------------  -----------------
                                                                                 **Signature of Reporting Person        Date
                                                                                   Gretchen W. Price
                                                                                   on behalf of THE PROCTER
                                                                                   & GAMBLE COMPANY


Note:  File three copies of this Form, one of which must be manually signed. If
                            space is insufficient, See Instruction 6 for procedure.                                  SEC 1473 (8-99)
                                                                                                                         Page 2 of 3


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                                        Joint Filer Information



Name:                                  Tenzing, Inc.


Address:                               c/o The Procter & Gamble Company
                                       One Procter & Gamble Plaza


Designated Filer:                      The Procter & Gamble Company

Issuer & Ticker Symbol:                Recovery Engineering, Inc. (REIN)

Date of Event Requiring Statement:     8/26/99

Signature:                             TENZING, INC.

                                       By:  /s/ Gretchen W. Price
                                            -----------------------------
                                            Name: Gretchen W. Price
                                            Title: Vice President and Treasurer


                                                                 SEC 1473 (8-99)
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